August 29, 2025

Christophe Charlier
Chairman and Chief Executive Officer
LaFayette Acquisition Corp.
4 Rue Murillo
Paris, France 75008

       Re: LaFayette Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 5, 2025
           CIK No.: 0002079106
Dear Christophe Charlier:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise to identify the "qualified independent underwriter" you reference on the cover page.
Our Team, page 3

2.     We note your disclosure on page 102 that Lerer Hippeau Acquisition Corp.
was
       unable to consummate an initial business combination and in 2023 determined to dissolve and liquidate. Please include such information in your disclosure on page 4 where you discuss the experience of Mr. Parsons as an independent director and Chair of the Audit Committee of such company.
 August 29, 2025
Page 2

Our Acquisition Process, page 8

3.     Please clarify your statement that you will use your management team   s
   respective
       platforms" to identify potential targets and evaluate their strengths, weaknesses, and to determine the relative risk and return profile of any potential target for your business combination. Refer to Item 1602(b)(1) of Regulation S-K.
Our Sponsor, page 9

4. Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing
       your activities. Refer to Item 1603(a)(4) of Regulation S-K.
5. We note your statement that your officers, as well as the non-managing members, will hold membership interests, directly or indirectly, in your sponsor. Please revise your disclosures as appropriate to identify the non-managing members and describe the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.
6. Please ensure that your disclosure on page 10 regarding restrictions on transfer of the founder shares and private units (and the underlying securities) is consistent with your disclosure on page 110. For example, we note that you disclose on page 10 that transfers are permitted by private sales or transfers, in each case,
made    in connection
       with    the consummation of your business combination at prices no greater than the
       price at which the securities were originally purchased. However, you disclose on
       page 110 that private sales or transfers may be made    at or prior to
 the
       consummation of a business combination at prices no greater than the price at which the securities were originally purchased. Please revise.
7. We note your disclosure on page 10 that your sponsor may surrender or forfeit, transfer or exchange the founder shares, private placement units or any of your other securities for any reason. Please add risk factor disclosure regarding the risks that may arise from your sponsor having the ability to remove itself as your sponsor before identifying a business combination.
Conflicts of Interest, page 26

8. We note your disclosure on page 10 that you are not prohibited from pursuing a business combination with a company that is affiliated with your sponsor, officers or directors, or completing the business combination through a joint venture or other form of shared ownership with your sponsor, officers or directors. Please revise to clarify whether you will obtain an opinion from an independent third party as to the fairness of any such transaction.
Summary Financial Data, page 33

9. Your disclosure in note (2) indicates that the As Adjusted total assets calculation includes proceeds from the sale of the private placement units. However, it is not clear that the amount shown of $100,986,575 includes the $3,500,000 from the sale of the private placement units. Please advise or revise as necessary.
 August 29, 2025
Page 3


Risk Factors
If our business combination involves a company organized under the laws of a state of the
United States, it is possible a 1%..., page 37

10. You state that the imposition of an excise tax resulting from redemptions could reduce the cash contribution to the target business in connection with your business combination. We also note that you may release funds from the trust account to pay taxes prior to the business combination. Please revise your disclosures as appropriate to clarify whether any excise tax will be paid from funds in the trust account.
We may not be able to complete a business combination with a U.S. target company since such business combination..., page 57

11. We note your risk factor disclosure that your business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
       person.
Dilution, page 71

12. We note your disclosure in the third paragraph that one of the assumptions in the
       dilution calculations assumes    (iv) the issuance of 1/10th of a share
for each right
       outstanding, as such issuance will occur upon a business combination without the
       payment of additional consideration.    However, it is not clear that
you have included
       these shares in the denominator of your Dilution calculations. Please advise or revise as necessary.
Conflicts of Interest, page 106

13. We note your disclosure that your chairman and chief executive officer, Mr. Charlier, has fiduciary and contractual obligations to Tavia Acquisition Corp. Please revise to clarify such obligations that may present a material conflict of interest. In addition, please briefly describe Mr. Charlier's fiduciary duties to La Fran  aise
de l   Energie and
       Pure Grass Films. We note your related disclosure on page 100. Refer to Item
       1603(c) of Regulation S-K.
Principal Shareholders, page 109

14. Please disclose the natural person(s) with voting or investment control of the shares owned by EBC Holdings, Inc. Refer to Item 403 of Regulation S-K.
Exhibits

15. We note your disclosure that your sponsor and EBC Holdings have loaned you an aggregate of $150,000 on a non-interest bearing basis under an unsecured promissory note. Please file the promissory note as an exhibit or tell us why it is not required to be filed. Refer to Item 601 of Regulation S-K.
 August 29, 2025
Page 4

General

16. We note that you have identified an agent for service located outside of the United
       States. Please revise to provide the name, address and telephone number of your agent for service in the United States.
17. Please ensure that your authorized representative in the United States signs the registration statement. Refer to Instruction 1 to the Signatures section of Form S-1.
        Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Levenberg at 202-551-3707 or Laura Nicholson at 202-551-
3584 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Jason Simon, Esq.